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Exhibit 12.1

VENOCO, INC.
Ratio of Earnings to Fixed Charges
(in 000's)

	Year ended December 31,
	2005	2006	2007	2008	2009
Earnings
Pretax income (loss)	$26,452	$39,601	$(119,572)	$(379,932)	$(61,698)
Fixed charges	16,813	54,606	66,106	58,814	45,143
Total	$43,265	$94,207	$(53,466)	$(321,118)	$(16,555)
Fixed Charges
Interest expensed	$14,749	$50,245	$61,009	$54,355	$41,029
Amortized premiums, discounts and capitalized expenses related to indebtedness	1,755	3,776	4,197	3,344	2,862
Portion of rentals representing interest factor	309	585	900	1,115	1,252
Total	$16,813	$54,606	$66,106	$58,814	$45,143
Ratio of Earnings to Fixed Charges	2.6x	1.7x	(a )	(a )	(a )

(a)
For the years ended December 31, 2007, 2008 and 2009, earnings were inadequate to cover fixed charges by approximately $119.6 million, $379.9 million and $61.7 million, respectively.

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VENOCO, INC. Ratio of Earnings to Fixed Charges (in 000's)